UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)


Blue Bird Corporation
(Name of Issuer)


Common Stock par value $0.0001 per share
(Title of Class Securities)

095306106
(CUSIP Number)

Julian A.L. Allen
Spitfire Capital LLC
2 Belvedere Place, Suite 310
Mill Valley, CA 94941
(415) 878-1901

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 14, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /x/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


CUSIP No. 095306106

1.      Name of Reporting Person.

        Spitfire Capital LLC

        I.R.S. Identification Nos. of above persons (entities only).

        51-0629606

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b)

3.      SEC Use Only

4.      Source of Funds (See Instructions) WC/OO

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization     Delaware, USA

7.      Sole Voting Power        1,271,178*

8.      Shared Voting Power      0

9.      Sole Dispositive Power   1,271,178*

10.     Shared Dispositive Power 0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person  1,271,178*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)       4.83%*+

14.     Type of Reporting Person (See Instructions)

IA

* As of December 14, 2018, The Spitfire Fund L.P. ("Spitfire"), The Spitfire Qualified Fund L.P. ("Spitfire QF"), Saunwin Domestic Equities Fund LLC ("Saunwin") and ABA Stocks LLC ("ABA Stocks") owned in the aggregate 1,271,178 shares of Common Stock of the Issuer ("Shares"). Spitfire Capital LLC ("Spitfire Capital") is the investment manager of Spitfire and Spitfire QF as well as the investment manager of separate investment accounts maintained by each of Saunwin and ABA Stocks in which such entities' respective Shares referred to above are held. As a result of the foregoing, Spitfire Capital possesses the power to vote and dispose or direct the disposition of all the Shares owned by Spitfire, Spitfire QF, Saunwin and ABA Stocks that are referred to above. Thus, for purposes of Rule 13d-3 under the Act, Spitfire Capital may be deemed to beneficially own a total of 1,271,178 Shares.

+ Based on a total of 26,331,075 Shares outstanding as of December 4, 2018, as set forth in the Issuer's most recent Form 10-K, filed December 12,2018.


1.      Name of Reporting Person.

        Julian A.L. Allen

        I.R.S. Identification Nos. of above persons (entities only).

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b)

3.      SEC Use Only

4.      Source of Funds (See Instructions) WC/OO

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization     USA

7.      Sole Voting Power        1,271,178*

8.      Shared Voting Power      0

9.      Sole Dispositive Power   1,271,178*

10.     Shared Dispositive Power 0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person  1,271,178*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11)       4.83%*+

14.     Type of Reporting Person (See Instructions)

IN, HC

* As of December 14, 2018, The Spitfire Fund L.P. ("Spitfire"), The Spitfire Qualified Fund L.P. ("Spitfire QF"), Saunwin Domestic Equities Fund LLC ("Saunwin") and ABA Stocks LLC ("ABA Stocks") owned in the aggregate 1,271,178 shares of Common Stock of the Issuer ("Shares"). Spitfire Capital LLC ("Spitfire Capital") is the investment manager of Spitfire and Spitfire QF as well as the investment manager of separate investment accounts maintained by each of Saunwin and ABA Stocks in which such entities' respective Shares referred to above are held. Mr. Allen is the sole member of Spitfire Capital. Mr. Allen is also the sole member of Spitfire Fund GP LLC, the general partner of Spitfire and Spitfire QF. As a result of the foregoing, Mr. Allen possesses the power to vote and dispose or direct the disposition of all the Shares owned by Spitfire, Spitfire QF, Saunwin and ABA Stocks that are referred to above. Thus, for purposes of Rule 13d-3 under the Act, Mr. Allen may be deemed to beneficially own a total of 1,271,178 Shares.

+ Based on a total of 26,331,075 Shares outstanding as of December 4, 2018, as set forth in the Issuer's most recent Form 10-K dated December 12,2018.

Item 1.  Security and Issuer

The title of the class of equity security to which this statement on
Schedule 13D relates is the Common Stock, par value $0.0001 per share (the "Common Stock") of Blue Bird Corporation, a Delaware corporation (the "Issuer").

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D filed on July 26, 2016 (the "Original Schedule 13D"), amended on August 2, 2016 ("Amendment No. 1"), and further amended on October 29, 2018 ("Amendment No. 2").

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 3, the Original Schedule 13D is unchanged.

The address of the Issuer's principal executive offices is 3920 Arkwright Road, Suite 200, Macon, Georgia 31210.


Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of the Original Schedule 13D in its entirety and replacing it with the following:

The Shares to which this statement relates were acquired by the Reporting Persons using the working capital of each Investment Vehicle as follows:

   The Spitfire Fund L.P.:   $9,031,917
   The Spitfire Qualified Fund L.P.:   $5,644,752
   Saunwin Domestic Equities Fund LLC:   $674,246
   ABA Stocks LLC:   $731,661

  The Investment Vehicles have invested an aggregate amount of approximately $16,082,576 in the Shares, including brokerage commissions.


Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of the Original Schedule 13D in its entirety and replacing it with the following:

(a) The aggregate percentage of Shares reported owned by each person named herein is based on 26,331,075 shares of Common Stock outstanding as of December 4, 2018, which is the total number of shares of Common Stock outstanding as reported in the Issuer's most recent Form 10-K, filed with the Securities and Exchange Commission on December 12, 2018.

As of the close of business on the date hereof, Spitfire Capital, as the investment adviser to the Investment Vehicles, may be deemed to beneficially own the 1,271,178 Shares owned in the aggregate by the Investment Vehicles, constituting approximately 4.83% of the shares of Common Stock outstanding. Mr. Allen, as the Managing Member of Spitfire Capital, may be deemed to beneficially own the 1,271,178 Shares owned in the aggregate by the Investment Vehicles, constituting approximately 4.83% of the shares of Common Stock outstanding.

(b) The Reporting Persons possess the sole power to vote and to direct the disposition of the securities held by the Reporting Persons.

(c) The transactions by the Reporting Persons in the Shares of the Issuer during the past sixty days are set forth in Exhibit B.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) As of December 14, 2018, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares. As the Reporting Persons now own less than 5% of the Shares, this will be the final Schedule 13D amendment filing until such time, if any, as the Reporting Persons exceed the 5% ownership threshold.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 17, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.


Item 7.  Material to Be Filed as Exhibits


Exhibit A	Joint Filing Agreement, dated December 17, 2018.

Exhibit B       Schedule of Transactions in Shares of the Issuer


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2018

SPITFIRE CAPITAL LLC

/s/ Julian A.L. Allen
------------------------------------------
Julian A.L. Allen
Managing Member


JULIAN A.L. ALLEN

/s/ Julian A.L. Allen
------------------------------------------


EXHIBIT A

             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, $0.0001 par value, of Blue Bird Corporation, a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

December 17, 2018

SPITFIRE CAPITAL LLC

/s/ Julian A.L. Allen
------------------------------------------
Julian A.L. Allen
Managing Member


JULIAN A.L. ALLEN

/s/ Julian A.L. Allen
------------------------------------------


EXHIBIT B

             SCHEDULE OF TRANSACTIONS IN SHARES OF THE ISSUER

The following table sets forth all transactions, other than transfers of Shares between Investment Vehicles, with respect to the Shares that were effected in the last sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 14, 2018. All such transactions, except for the transaction on 10/19/2018 were sales of Shares effected in the open market. The transaction on 10/19/2018 was effected pursuant to an offer by the Issuer to purchase up to $50 million in aggregate value of its shares of Common Stock and Preferred Stock.

Transaction Date     Shares Sold     Price per Share
10/19/2018           116,640            28.00
11/26/2018           16,384             19.3292
11/27/2018           6,300              19.2262
11/28/2018           17,607             19.2198
11/29/2018           1,200              19.0833
11/30/2018           6,800              19.0245
12/03/2018           600                19.0183
12/10/2018           222                18.0676
12/12/2018           2,963              17.5272
12/13/2018           3,300              17.4282


December 17, 2018

SPITFIRE CAPITAL LLC

/s/ Julian A.L. Allen
------------------------------------------
Julian A.L. Allen
Managing Member



JULIAN A.L. ALLEN

/s/ Julian A.L. Allen
------------------------------------------